REGISTRATION NO. ___-______

                          UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549


                          FORM 10_SB/A
         General Form For Registration Of Securities Of
                     Small Business Issuers
Under Section 12(B) Or (G) Of The Securities Exchange Act Of 1934

                     SIBUN RIVER GROUP, INC.
         (Name of Small Business Issuer in its charter)

                  Nevada                           76_0602958
         (State or other                     (I.R.S. Employer
         jurisdiction of                       Identification
        incorporation or                                 No.)
           organization)

                  -----------------------------

                  580 Hornby Street, Suite 210
           Vancouver, British Columbia V6C 3B6 CANADA
(Address, including postal code, of principal executive offices)


                         (604) 662_7000
             (Telephone number, including area code)

Securities Registered pursuant to Section 12(b) of the Act:  None

   Securities Registered pursuant to Section 12(g) of the Act:
                  Common Stock, $.001 Par Value



       Agent for Service:                       With a Copy to:
Richard Achron, President                    David R. Mortenson
  SIBUN RIVER GROUP, INC.                        P. O. Box 5034
 580 Hornby Street, Suite               Alvin, Texas 77512_5034
                      210                        (281) 331_5580
       Vancouver, British
         Columbia V6C 3B6
                   CANADA
           (604) 662_7000
(Name, address, including
  zip code, and telephone
   number, including area
       code, of agent for
                 service)

                     SIBUN RIVER GROUP, INC.
                           FORM 10_SB
                        TABLE OF CONTENTS

PART I                                                     Page


Item 1.   Description of Business                               1

Item 2.  Management's Discussion and Analysis or Plan of
     Operations                                                 4

Item 3.  Description of Property                               14

Item 4.  Security Ownership of Certain Beneficial Owners and
     Management                                                14

Item 5.  Directors, Executive Officers, Promoters and Control
     Persons                                                   15

Item 6.  Executive Compensation                                17

Item 7.  Certain Relationships and Related Transactions        17

Item 8.  Description of Securities                             17

PART II

Item 1.Market Price of and Dividends on Sibun River Group,
      Inc.'s Common Equity and Other Shareholder Matters       18

Item 2.                                  Legal Proceedings     18

Item 3.      Changes in and Disagreements with Accountants     19

Item 4.            Recent Sales of Unregistered Securities     19

Item 5.          Indemnification of Directors and Officers     20

PART F/S

Index to Financial Statements                                  22

PART III

Item 1.  Index to Exhibits                                     23


PART I

Item 1.   Description of Business.


General
     SIBUN RIVER GROUP, INC. was incorporated under the laws of the State of Nevada on April 5, 1999, and is in the early developmental and promotional stages. To date, the Company's only activities have been organizational, directed at raising its initial capital and developing its business plan. Sibun River Group, Inc. has not commenced operations. Sibun River Group, Inc. has no full time employees and owns no real estate.
     Business Purpose.
     The business plan of Sibun River Group, Inc. is to merge with or acquire a business entity in exchange for Sibun River Group, Inc.'s securities. Sibun River Group, Inc. will attempt to locate and negotiate with a business entity for the merger of that target company into Sibun River Group, Inc. In certain instances, a target company may wish to become a subsidiary of Sibun River Group, Inc. or may wish to contribute assets to Sibun River Group, Inc. rather than merge. No assurances can be given that Sibun River Group, Inc. will be successful in locating or negotiating with any target company.
     Sibun River Group, Inc. is voluntarily filing this registration statement in order to become a more attractive candidate for a merger with a private company. Once the registration is effective, Sibun River Group, Inc. will be a fully reporting company and will seek to merge with a foreign or domestic private company interested in becoming, through a business combination with Sibun River Group, Inc., a reporting ("public") company whose securities are qualified for trading in the United States secondary market. By entering in to a business combination with Sibun River Group, Inc., the target company can acquire a controlling ownership interest in a public company without incurring the cost and time required to conduct an initial public offering. As a result, the target company may reap some of the perceived benefits of being a reporting company with a class of publicly_traded securities, including:
     _    the ability to use registered securities to make
acquisitions of assets or businesses;
     _    increased visibility in the financial community;
     _    the facilitation of borrowing from financial
institutions;
     _    improved trading efficiency;
     _    shareholder liquidity;
     _    greater ease in subsequently raising capital;
     _    compensation of key employees through stock options;
     _    enhanced corporate image;
     _    a presence in the United States capital market.

  Potential Target Companies
     A business entity, if any, which may be interested in a business combination with Sibun River Group, Inc. may include the following:

     - a company for which a primary purpose of becoming public is the use of its securities for the acquisition of assets or businesses;


     - a company which is unable to find an underwriter of securities or is unable to find an underwriter securities on terms acceptable to it;
     - a company which wishes to become public with less of its common stock than would occur upon an underwriting;
     - a company which believes that it will be able to obtain investment capital on more favorable terms after it has become public;
     - a foreign company which may wish an initial entry into the United States securities market;
     - a special situation company, such as a company seeking a public market to satisfy redemption requirements under a qualified employee stock option plan;
     - a company seeking one or more of the other benefits of becoming a public company.


     A business combination with a target company will likely involve the transfer to the target company of the majority of the issued and outstanding common stock of Sibun River Group, Inc., and the substitution by the target company of its own management and board of directors.
     No assurances can be given that Sibun River Group, Inc. will be able to enter into a business combination, as to the terms of a business combination, or as to the nature of the target company.


     Blank Check Company
     The proposed business activities described herein classify Sibun River Group, Inc. as a blank check company. Sibun River Group, Inc. meets the definition of a "blank check" company under the Securities Act of 1933, which defines a blank check company as a development stage company that has no specific business plan or purpose or has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies and is issuing "penny stock" securities. A "penny stock" security is any equity security that has a market price of less than $5.00 per share or with an exercise price of less than $5.00 per share, subject to certain exceptions.

  The Securities and Exchange Commission and many states have enacted statutes, rules and regulations limiting the sale of
securities of blank check companies.   Sibun River Group, Inc.
must comply with the Securities and Exchange Act rules. This means that, in addition to any other restrictions, in order to raise capital through a public offering, the gross proceeds from such offering, less certain underwriting and other expenses, must be deposited into an escrow or trust account. The securities issued in connection with the offering must also be deposited in escrow, and may not be transferred. Once an agreement has been reached with a merger candidate, each investor must decide whether to remain an investor in the offering. Management does not intend to undertake any efforts to cause a market to develop in the Company's securities until such time as Sibun River Group, Inc. has successfully implemented its business plan described herein. The Company is voluntarily filing this Registration Statement with the Securities and Exchange Commission and is under no obligation to do so under the Securities Exchange Act of 1934.
     It is the view of the Securities and Exchange Commission that, both before and after any business combination or transaction with an operating entity or other person, the promoters or affiliates of blank check companies, as well as their transferees, are "underwriters" of the securities issued and that their securities can only be resold through registration under the Securities Act, unless there is an available exemption. Rule 144 would not be available for resale transactions in this situation.
     There are no plans, arrangements, or understandings pending for Sibun River Group, Inc. to acquire or to be acquired by any entity. The Company has engaged in discussions concerning potential business combinations, but has not entered into any agreement for such a combination.
     Change in Direction of Sibun River Group Inc.'s Business Sibun River Group Inc. holds an asset in the form of a license to distribute and produce an oxygen enriched water product, called "Biocatalyst", for the remediation of sewage and waste water in septic tanks and waste water treatment facilities, and for other similar uses, and the rights accruing from this license. A copy of the license is filed herewith as Exhibit 6.2. Sibun River Group Inc. acquired the three-year license from Mortenson & Associates on April 5, 1999. Mortenson & Associates acquired its right to sublicense Biocatalyst to Sibun River Group Inc. from NW Technologies, Inc.
     In December 1999, David R. Mortenson, Mortenson & Associates' general partner, notified Sibun River Group Inc. that he was involved in a legal dispute with NW Technologies, and would be unable to fulfill his obligations under the license to Sibun River Group Inc. As a result, Sibun River Group Inc.'s ability to implement its business plan was seriously undermined. It was therefore determined by Sibun River Group Inc.'s Board of Directors to change its business purpose and attempt to find a target company with which to merge.

     Administrative Offices
     Sibun River Group, Inc. currently maintains limited office space, occupied by its Secretary and Treasurer, Frank A. Roberts. Sibun River Group Inc. has a verbal agreement with Mr. Roberts for the use of this space for which it pays no rent, for as long as required. Mr. Roberts has a five year lease for this space, of which four years remain. The office is owned by Wood & Associates. Its address is 580 Hornby Street, Suite 210, Vancouver, British Columbia V6C 3B6 CANADA, and its phone number is (604) 662_7000.
     Employees
     Sibun River Group, Inc. has no full time employees. Sibun River Group, Inc.'s president, Mr. Richard Achron, and the secretary/treasurer, Mr. Roberts, have agreed to allocate a portion of their time to the activities of Sibun River Group, Inc., without compensation. They anticipate that the business plan of Sibun River Group, Inc. can be implemented by each of them devoting no more than 10 hours per month to the business affairs of Sibun River Group, Inc. and, consequently, conflicts of interest may arise with respect to the limited time commitment
by such officers.   See "Item 2, Management's Discussion and
Analysis or Plan of Operations, Outlook: Issues and Uncertainties _ Conflicts of Interest" and "Item 5, Directors, Executive Officers, Promoters And Control Persons."
Item 2.  Management's Discussion and Analysis or Plan of
Operations.
     The following discussion and analysis should be read in conjunction with Sibun River Group, Inc.'s Financial Statements and Notes thereto and other financial information included elsewhere in this Form 10_SB. This Form 10_SB contains, in addition to historical information, forward_looking statements that involve risks and uncertainties. Sibun River Group, Inc.'s actual results could differ materially from the results discussed in the forward_looking statements. Factors that could cause or contribute to such differences include those discussed below, as well as those discussed elsewhere in this Form 10_SB.

  Overview
     Sibun River Group, Inc.'s business plan is to merge with or acquire a business entity in exchange for Sibun River Group, Inc.'s securities. The Company has no particular acquisition in mind and has not entered into any negotiations regarding such an acquisition. Neither Sibun River Group Inc.'s officers and directors nor any affiliate has engaged in any negotiations with any representative of any company regarding the possibility of an acquisition or merger between Sibun River Group Inc. and such other company.

     Management anticipates seeking out a target company through solicitation. Such solicitation may include newspaper or magazine advertisements, mailings and other distributions to law firms, accounting firms, investment bankers, financial advisors and similar persons. No estimate can be made as to the number of persons who will be contacted or solicited. Management does not anticipate soliciting targets which have an existing relationship with management. Management may engage in such solicitation directly or may employ one or more other entities to conduct or assist in such solicitation. Management and its affiliates will likely pay referral fees to consultants and others who refer target businesses for mergers into public companies in which management and its affiliates have an interest. Payments would be made if a business combination occurs, and may consist of cash or a portion of the stock in the Company retained by management and its affiliates, or both.

  Sibun River Group, Inc.'s purpose is to seek, investigate and, if such investigation warrants, acquire an interest in a business entity which desires to seek the advantages of a corporation which has a class of securities registered under the Exchange Act. Sibun River Group, Inc. will not restrict its search to any specific business, industry, or geographical location and Sibun River Group, Inc. may participate in a business venture of virtually any kind or nature. Management anticipates that it will be able to participate in only one potential business venture because the Company has nominal assets and limited financial resources. See "Item F/S, Financial Statements." This lack of diversification should be considered a substantial risk to the shareholders of Sibun River Group, Inc. because it will not permit Sibun River Group, Inc. to offset potential losses from one venture against gains from another.

     Sibun River Group, Inc. will not restrict its search for any specific kind of business entity, but may acquire a venture which is in its preliminary or development stage, which is already in operation, or in essentially any stage of its business life. It is impossible to predict at this time the status of any business in which Sibun River Group, Inc. may become engaged, in that such business may need to seek additional capital, may desire to have its shares publicly traded, or may seek other advantages which Sibun River Group, Inc. may offer.

     Sibun River Group, Inc. may seek a business opportunity with entities which have recently commenced operations, or which wish to utilize the public marketplace in order to raise additional capital in order to expand into new products or markets, to develop a new product or service, or for other corporate purposes. Sibun River Group, Inc. may acquire assets and establish wholly_owned subsidiaries in various businesses or acquire existing businesses as subsidiaries.

     Sibun River Group, Inc. anticipates that the selection of a business opportunity in which to participate will be complex and extremely risky. Management believes (but has not conducted any research to confirm) that there are business entities seeking the benefits of a publicly registered corporation. Such perceived benefits may include facilitating or improving the terms on which additional equity financing may be sought, providing liquidity for incentive stock options or similar benefits to key employees, increasing the opportunity to use securities for acquisitions, providing liquidity for shareholders and other factors. Business opportunities may be available in many different industries and at various stages of development, all of which will make the task of comparative investigation and analysis of such business opportunities difficult and complex.

     Sibun River Group, Inc. has, and will continue to have, no capital with which to provide cash or other assets to the owners of business entities. To date, the officers and directors have provided all funds necessary for the day-to-day operations of Sibun River Group, Inc. Management will continue to supply the minimal costs involved in continuing the limited operations as well as the search for targets for acquisition. Management believes Sibun River Group, Inc. will be able to offer owners of acquisition candidates the opportunity to acquire a controlling ownership interest in a public company without incurring the cost and time required to conduct an initial public offering. Management has not conducted market research and is not aware of statistical data to support the benefits of a merger or acquisition transaction for the owners of a business opportunity.
     The analysis of new business opportunities will be undertaken by, or under the supervision of, the officers and directors of Sibun River Group, Inc., who are not professional business analysts. In analyzing prospective business opportunities, management will consider such matters as the available technical, financial and managerial resources; working capital and other financial requirements; history of operations, if any; prospects for the future; the nature of present and expected competition; the quality and experience of management services which may be available and the depth of that management; the potential for further research, development, or exploration; specific risk factors not now foreseeable but which then may be anticipated to impact the proposed activities of Sibun River Group, Inc.; the potential for growth or expansion; the potential for profit; the perceived public recognition or acceptance of products, services, or trades; name identification; and other relevant factors. This discussion of the proposed criteria is not meant to be restrictive of Sibun River Group, Inc.'s virtually unlimited discretion to search for and enter into potential business opportunities.
     Sibun River Group, Inc. may enter into a business combination with a business entity that desires to establish a public trading market for its shares. A target company may attempt to avoid what it deems to be adverse consequences of undertaking its own public offering by seeking a business combination with Sibun River Group, Inc. Such consequences may include, but are not limited to, time delays of the registration process, significant expenses to be incurred in such an offering, loss of voting control to public shareholders or the inability to obtain an underwriter or to obtain an underwriter on satisfactory terms.
     Management of Sibun River Group, Inc., which in all likelihood will not be experienced in matters relating to the business of a target company, will rely upon its own efforts in accomplishing the business purposes of Sibun River Group, Inc. Outside consultants or advisors may be utilized by Sibun River Group, Inc. to assist in the search for qualified target companies. If Sibun River Group, Inc. does retain such an outside consultant or advisor, any cash fee earned by such person will need to be assumed by the target company, as the Company has limited cash assets with which to pay such obligation. Any independent consultant would be required to be experienced in their field of expertise and have a successful history. The officers and directors have not worked with any particular consultants or advisers on a regular basis in the past. Any services to be provided and the term of that service would be determined at the time the service is retained.

  A potential target company may have an agreement with a consultant or advisor providing that services of the consultant or advisor be continued after any business combination. Additionally, a target company may be presented to Sibun River Group, Inc. only on the condition that the services of a consultant or advisor be continued after a merger or acquisition. Such preexisting agreements of target companies for the continuation of the services of attorneys, accountants, advisors or consultants could be a factor in the selection of a target company.
     In implementing a structure for a particular business acquisition, Sibun River Group, Inc. may become a party to a merger, consolidation, reorganization, joint venture, or licensing agreement with another corporation or entity. It may also acquire stock or assets of an existing business. On the consummation of a transaction, it is likely that the present management and shareholder of Sibun River Group, Inc. will no longer be in control of Sibun River Group, Inc. In addition, it is likely that the Company's officer and director will, as part of the terms of the acquisition transaction, resign and be replaced by one or more new officers and directors.
     It is anticipated that any securities issued in any such reorganization would be issued in reliance upon exemption from registration under applicable federal and state securities laws. However, it is the view of the Securities and Exchange Commission that, both before and after any business combination or transaction with an operating entity or other person, the promoters or affiliates of blank check companies, as well as their transferees, are "underwriters" of the securities issued and that their securities can only be resold through registration under the Securities Act, unless there is an available exemption. Rule 144 would not be available for resale transactions in this situation. In some circumstances, as a negotiated element of its transaction, Sibun River Group, Inc. may agree to register all or a part of such securities immediately after the transaction is consummated or at specified times thereafter. If such registration occurs, of which there can be no assurance, it will be undertaken by the surviving entity after Sibun River Group, Inc. has entered into an agreement for a business combination or has consummated a business combination and Sibun River Group, Inc. is no longer considered a blank check company. Until such time as this occurs, Sibun River Group, Inc. will not register any additional securities. The issuance of additional securities and their potential sale into any trading market which may develop in Sibun River Group, Inc.'s securities may depress the market value of Sibun River Group, Inc.'s securities in the future if such a market develops, of which there is no assurance.




  While the terms of a business transaction to which the Company may be a party cannot be predicted, it is expected that the parties to the business transaction will desire to avoid the creation of a taxable event and thereby structure the acquisition in a "tax_free" reorganization under Sections 351 or 368 of the Internal Revenue Code of 1986, as amended (the "Code").


     With respect to any merger or acquisition negotiations with a target company, management expects to focus on the percentage of Sibun River Group, Inc. which target company shareholders would acquire in exchange for their shareholdings in the target company. Depending upon, among other things, the target company's assets and liabilities, Sibun River Group, Inc.'s shareholders will in all likelihood hold a substantially lesser percentage ownership interest in Sibun River Group, Inc. following any merger or acquisition. The percentage of ownership may be subject to significant reduction in the event Sibun River Group, Inc. acquires a target company with substantial assets. Any merger or acquisition effected by the Company can be expected to have a significant dilutive effect on the percentage of shares held by Sibun River Group, Inc.'s shareholders at such time.
     Sibun River Group, Inc. will participate in a business opportunity only after the negotiation and execution of appropriate agreements. Although the terms of such agreements cannot be predicted, generally such agreements will require certain representations and warranties of the parties thereto, will specify certain events of default, will detail the terms of closing and the conditions which must be satisfied by the parties prior to and after such closing, will outline the manner of bearing costs, including costs associated with Sibun River Group, Inc.'s attorneys and accountants, and will include miscellaneous other terms.
     Sibun River Group, Inc. will not acquire or merge with any entity which cannot provide audited financial statements at or within a reasonable period of time after closing of the proposed transaction. Sixty days after the filing of this Form 10-SB, Sibun River Group, Inc. will be subject to all of the reporting requirements included in the Exchange Act. Included in these requirements is the duty of Sibun River Group, Inc. to file audited financial statements as part of or within 60 days following its Form 8_K to be filed with the Securities and Exchange Commission upon consummation of a merger or acquisition, as well as Sibun River Group, Inc.'s audited financial statements included in its annual report on Form 10_K (or 10_KSB, as applicable). If such audited financial statements are not available at closing, or within time parameters necessary to insure Sibun River Group, Inc.'s compliance with the requirements of the Exchange Act, or if the audited financial statements provided do not conform to the representations made by the target company, the closing documents may provide that the proposed transaction will be voidable at the discretion of the present management of Sibun River Group, Inc.




     Results of Operations

     During the period from April 5, 1999 (inception) through October 31, 2000, Sibun River Group, Inc. has engaged in no significant operations other than organizational activities, and preparation for and filing of this Form 10_SB under the Securities Exchange Act of 1934, as amended. No revenues were received by Sibun River Group, Inc. during this period.
     For the current fiscal year, Sibun River Group, Inc. anticipates incurring a loss of $2,543 as a result of organizational expenses, expenses associated with registration under the Securities Exchange Act of 1934, and expenses associated with setting up a company structure to begin implementing its business plan. Sibun River Group, Inc. anticipates that until these procedures are completed, it will not generate revenues other than interest income, and may continue to operate at a loss thereafter, depending upon the performance of the business.

Liquidity and Capital Resources
     Sibun River Group, Inc. remains in the development stage
and, since inception, has experienced no significant change in liquidity or capital resources or stockholder's equity. Consequently, the Company's balance sheet as of October 31, 2000 reflects current assets of $0.
     Sibun River Group, Inc. will carry out its plan of business as discussed above. Sibun River Group, Inc. cannot predict to what extent its liquidity and capital resources will be
diminished prior to the consummation of a business combination or whether its capital will be further depleted by the operating losses (if any) of the business entity which Sibun River Group, Inc. may eventually acquire.
     Sibun River Group, Inc. will need additional capital to
carry out its business plan to engage in a business combination. Should Sibun River Group not be successful in attracting a target company within the first twelve months, management anticipates that an additional $10,000 would be required. These funds, if needed, will be supplied by the current directors by way of a loan. Irrespective of whether Sibun River Group, Inc.'s cash assets prove to be inadequate to meet its operational needs,
Sibun River Group, Inc. might seek to compensate providers of services by issuances of stock in lieu of cash.
     Outlook: Issues and Uncertainties; Risk Factors
     Sibun River Group, Inc.'s success is dependent on a number of factors that should be considered by prospective investors. Sibun River Group, Inc. is a relatively young company and does not yet have a long history of earnings or profit and there is no assurance that it will operate profitably in the future. As such, there is no assurance that Sibun River Group, Inc. will provide a return on investment in the future.
     1. Conflicts of Interest _ General. Certain conflicts of interest exist between Sibun River Group, Inc. and its officers and directors, Frank A. Roberts and Richard Achron. Mr. Roberts and Mr. Achron have other business interests to which they devote their attention, including one other blank check company. They may be expected to continue to do so. As a result, conflicts of interest may arise that can be resolved only through exercise of such judgment as is consistent with their fiduciary duties to Sibun River Group, Inc., which may be in conflict with their fiduciary duty to the other blank check company.
     2.  Conflicts of Interest _ Blank Check Companies.
Management is currently involved with another blank check
company. A conflict may arise in the event that the other blank check company with which management is affiliated actively seeks a target company. The other blank check company with which management is affiliated may differ from Sibun River Group, Inc. in certain items such as place of incorporation, number of shares and shareholders, working capital, types of authorized securities, or other items. It may be that a target company may be more suitable for or may prefer the other blank check company with which management is affiliated, and a business combination might be negotiated on behalf of the more suitable or preferred blank
check company.   Management has no obligation to negotiate
a business combination for Sibun River Group, Inc. in preference to the other blank check company. See "Item 5, Directors, Executive Officers, Promoters And Control Persons_Other Blank Check Companies _ Conflicts of Interest."
     3. Securities Regulation. Sibun River Group, Inc.'s securities, when available for trading, will be subject to the Securities and Exchange Commission rule that imposes special sales practice requirements upon broker_dealers that sell such securities to other than established customers or accredited investors. For purposes of the rule, the phrase "accredited investors" means, in general terms, institutions with assets exceeding $5,000,000 or individuals having a net worth in excess of $1,000,000 or having an annual income that exceeds $200,000
(or that, combined with a spouse's income, exceeds $300,000).
For transactions covered by the rule, the broker_dealer must make a special suitability determination for the purchaser and receive the purchaser's written agreement to the transaction prior to the sale. Consequently, the rule may affect the ability of purchasers of Sibun River Group, Inc.'s securities to buy or sell in any market that may develop.
     In addition, the Securities and Exchange Commission has adopted a number of rules to regulate "penny stocks." Such rules include Rules 3a51_1, 15g_1, 15g_2, 15g_3, 15g_4, 15g_5, 15g_6
and 15g_7 under the Securities and Exchange Act of 1934, as amended. According to Rule 3a51-1, a "penny stock" is any equity security that has a market price of less than $5.00 per share or with an exercise price of less than $5.00 per share, subject to certain exceptions. Rules 15g(1-7) set out the rules which broker-dealers must follow for transactions involving penny stocks.
These rules require broker-dealers to provide a comprehensive risk disclosure document to any customer prior to effecting a penny stock transaction (Rule 15g-2), and further requires that the broker-dealer must furnish to each customer the bid and ask prices for the penny stock, as well as the number of shares to which such bid and ask apply (Rule 15g-3) and the commission involved in the transaction. These rules may further affect the ability of owners of Sibun River Group, Inc.'s shares to sell their securities in any market that may develop for them. Shareholders should be aware that, according to the Securities and Exchange Commission Release No. 34_29093, the market for penny stocks has suffered in recent years from patterns of fraud and abuse. Such patterns include



- control of the market for the security by one or a few broker_dealers that are often related to the promoter or issuer;
- manipulation of prices through prearranged matching of purchases and sales and false and misleading press releases;


- "boiler room" practices involving high pressure sales tactics and unrealistic price projections by inexperienced sales persons;
- excessive and undisclosed bid_ask differentials and markups by selling broker_dealers; and

- the wholesale dumping of the same securities by promoters and broker_dealers after prices have been manipulated to a desired level, along with the inevitable collapse of those prices with consequent investor losses.


     4. No Operating History Or Revenue And Minimal Assets. The Company has had no operating history nor any revenues or earnings from operations. Sibun River Group, Inc. has no significant assets or financial resources. Sibun River Group, Inc. will, in all likelihood, sustain operating expenses without corresponding revenues, at least until the consummation of a business combination. This may result in Sibun River Group, Inc. incurring a net operating loss which will increase continuously until Sibun River Group, Inc. can consummate a business combination with a target company. There is no assurance that Sibun River Group, Inc. can identify such a target company and consummate such a business combination.
     5. Lack of Diversification. Sibun River Group, Inc.'s proposed operations, even if successful, will in all likelihood result in Sibun River Group, Inc. engaging in a business combination with only one business entity. Consequently, Sibun River Group, Inc.'s activities will be limited to those engaged in by the business entity which the Company merges with or acquires. Sibun River Group, Inc.'s inability to diversify its activities into a number of areas may subject the Company to economic fluctuations within a particular business or industry and therefore increase the risks associated with the Company's operations.
     6. Dependence on Management; Limited Participation of Management. While seeking a business combination, management anticipates devoting only a limited amount of time per month to the business of Sibun River Group, Inc. Sibun River Group's officers have not entered into written employment agreements with Sibun River Group and they are not expected to do so in the foreseeable future. The Company has not obtained key man life insurance on its officers and directors. Notwithstanding the combined limited experience and time commitment of management, loss of the services of these individuals would adversely affect development of Sibun River Group's business and its likelihood of continuing operations.
     7. Indemnification of Officers and Directors. Sibun River Group, Inc.'s Articles of Incorporation provide for indemnification of its directors, officers, employees and agents, under certain circumstances, against attorneys' fees and other expenses incurred by them in any litigation to which they become a party arising from their association with, or their activities on behalf of, Sibun River Group. Sibun River Group will also bear the expense of such litigation for any of its directors, officers, employees or agents, upon such person's promise to repay Sibun River Group, therefor if it is ultimately determined that any such person shall not have been entitled to indemnification. This indemnification policy could result in substantial expenditures by Sibun River Group.
     8. Director's Liability Limited. Sibun River Group, Inc.'s Articles of Incorporation exclude personal liability of its directors to the Company and its shareholders for monetary damages due to breach of fiduciary duty except in certain specified circumstances. Accordingly, Sibun River Group will have a much more limited right of action against its directors than otherwise would be the case. Sibun River Group has been advised that the SEC takes the position that this provision does not effect the liability of any director under applicable federal and state securities laws.
     9. No Foreseeable Dividends. Sibun River Group, Inc. has not paid dividends on its Common Stock and does not anticipate paying such dividends in the foreseeable future.
     10. Speculative Nature Of Sibun River Group, Inc.'s Proposed Operations. The success of Sibun River Group's proposed plan of operation will depend to a great extent on the operations, financial condition and management of the identified target company. While management will prefer business combinations with entities having established operating histories, there can be no assurance that Sibun River Group will be successful in locating candidates meeting such criteria. In the event Sibun River Group completes a business combination, of which there can be no assurance, the success of Sibun River Group's operations will be dependent upon management of the target company and numerous other factors beyond Sibun River Group's control.
     11. Competition. Sibun River Group, Inc. is and will continue to be an insignificant participant in the business of seeking mergers with and acquisitions of business entities. A large number of established and well_financed entities, including venture capital firms, are active in mergers and acquisitions of companies which may be merger or acquisition target candidates for Sibun River Group, Inc. All such entities have significantly greater financial resources, technical expertise and managerial capabilities than Sibun River Group, Inc. and, consequently, Sibun River Group, Inc. will be at a competitive disadvantage in identifying possible business opportunities and successfully completing a business combination. Moreover, Sibun River Group, Inc. will also compete with numerous other small public companies in seeking merger or acquisition candidates. Sibun River Group, Inc. feels that it will be in a better competitive position to attract potential merger or acquisition candidates, possibly those not currently traded publicly but which would wish to be traded publicly, once it has fully complied with its 1934 Act registration.
     12. No Agreement For Business Combination Or Other Transaction__No Standards For Business Combination. Sibun River Group, Inc. has no current arrangement, agreement or understanding with respect to engaging in a merger with or acquisition of a specific business entity. There can be no assurance that Sibun River Group, Inc. will be successful in identifying and evaluating suitable business opportunities or in concluding a business combination. Management has not identified any particular industry or specific business within an industry for evaluation by Sibun River Group, Inc. There is no assurance that Sibun River Group, Inc. will be able to negotiate a business combination on terms favorable to Sibun River Group, Inc. The Company has not established a specific length of operating history or a specified level of earnings, assets, net worth or other criteria which it will require a target company to have achieved, or without which Sibun River Group, Inc. would not consider a business combination with such business entity. Accordingly, the Company may enter into a business combination with a business entity having no significant operating history, losses, limited or no potential for immediate earnings, limited assets, negative net worth or other negative characteristics.

     13. Reporting Requirements May Delay Or Preclude Acquisition. Section 13 of the Securities Exchange Act of 1934 (the "Exchange Act") requires companies subject thereto to provide certain information about significant acquisitions including certified financial statements for Sibun River Group, Inc. acquired covering one or two years, depending on the relative size of the acquisition. The time and additional costs that may be incurred by some target companies to prepare such financial statements may significantly delay or essentially preclude consummation of an otherwise desirable acquisition by Sibun River Group, Inc. Acquisition prospects that do not have or are unable to obtain the required audited statements may not be appropriate for acquisition so long as the reporting requirements of the Exchange Act are applicable.
     14. Lack Of Market Research Or Marketing Organization. The Company has neither conducted, nor have others made available to it, market research indicating that demand exists for the transactions contemplated by Sibun River Group, Inc. Even in the event demand exists for a merger or acquisition of the type contemplated by Sibun River Group, Inc., there is no assurance Sibun River Group, Inc. will be successful in completing any such business combination.
     15. Regulation Under Investment Company Act. Although the Company will be subject to regulation under the Exchange Act, management believes Sibun River Group, Inc. will not be subject to regulation under the Investment Company Act of 1940, insofar as Sibun River Group will not be engaged in the business of investing or trading in securities. In the event Sibun River Group engages in business combinations which result in Sibun River Group holding passive investment interests in a number of entities, Sibun River Group could be subject to regulation under the Investment Company Act of 1940. In such event, Sibun River Group would be required to register as an investment company and could be expected to incur significant registration and compliance costs. Sibun River Group has obtained no formal determination from the Securities and Exchange Commission as to the status of Sibun River Group under the Investment Company Act of 1940 and, consequently, any violation of such Act could subject Sibun River Group to material adverse consequences.
     16. Probable Change In Control And Management. A business combination involving the issuance of Sibun River Group, Inc.'s common stock will, in all likelihood, result in shareholders of a target company obtaining a controlling interest in Sibun River Group. Any such business combination may require shareholders of Sibun River Group to sell or transfer all or a portion of Sibun River Group, Inc.'s common stock held by them. The resulting change in control of the Company will likely result in removal of the present officers and directors of Sibun River Group and a corresponding reduction in or elimination of their participation in the future affairs of the Company. Additionally, it is the view of the Securities and Exchange Commission that, both before and after any business combination or transaction with an operating entity or other person, the promoters or affiliates of blank check companies, as well as their transferees, are "underwriters" of the securities issued and that their securities can only be resold through registration under the Securities Act, unless there is an available exemption. Rule 144 would not be available for resale transactions in this situation.

  17.  Reduction Of Percentage Share Ownership Following
Business Combination. Sibun River Group, Inc.'s primary plan of operation is based upon a business combination with a business entity which, in all likelihood, will result in Sibun River Group issuing securities to shareholders of such business entity. The issuance of previously authorized and unissued common stock of Sibun River Group would result in reduction in percentage of shares owned by the present shareholders of Sibun River Group and would most likely result in a change in control or management of Sibun River Group.
     18. Taxation. Federal and state tax consequences will, in all likelihood, be major considerations in any business combination Sibun River Group, Inc. may undertake. Currently, such transactions may be structured so as to result in tax_free treatment to both companies, pursuant to various federal and state tax provisions. Sibun River Group intends to structure any business combination so as to minimize the federal and state tax consequences to both Sibun River Group and the target company; however, there can be no assurance that such business combination will meet the statutory requirements of a tax_free reorganization or that the parties will obtain the intended tax_free treatment upon a transfer of stock or assets. A non_qualifying reorganization could result in the imposition of both federal and state taxes which may have an adverse effect on both parties to the transaction.
     19. Requirement Of Audited Financial Statements May Disqualify Business Opportunities. Management of Sibun River Group, Inc. will request that any potential business opportunity provide audited financial statements. One or more attractive business opportunities may choose to forego the possibility of a business combination with Sibun River Group rather than incur the expenses associated with preparing audited financial statements. In such case, Sibun River Group may choose to obtain certain assurances as to the target company's assets, liabilities, revenues and expenses prior to consummating a business combination, with further assurances that an audited financial statement would be provided after closing of such a transaction. Closing documents relative thereto may include representations that the audited financial statements will not materially differ from the representations included in such closing documents.

Item 3.  Description of Property.
     Sibun River Group, Inc. has no properties and at this time has no agreements to acquire any properties. Sibun River Group currently maintains limited office space, occupied by its Secretary & Treasurer and director, Frank A. Roberts, for which it pays no rent. Its address is 580 Hornby Street, Suite 210 Vancouver, British Columbia V6C 3B6 CANADA, and its phone number is (604) 662_7000.

Item 4.  Security Ownership of Certain Beneficial Owners and
Management.

   The following table sets forth, as of June 15, 2000, the Company's outstanding Common Stock owned of record or beneficially by each Executive Officer and Director and by each person who owned of record, or was known by Sibun River Group, Inc. to own beneficially, more than 5% of Sibun River Group's Common Stock, and the shareholdings of all Executive Officers and Directors as a group. Each person has sole voting and investment power with respect to the shares shown.
Name                             Position    Shares  Percentage
                                             Owned   of Shares
                                                     Owned

Richard Achron                   President,  0       0%
580 Hornby Street, Ste 210       Director
Vancouver, British Columbia V6C
3B6, Canada
Frank Roberts                    Secretary,  0       0%
580 Hornby Street, Ste 210       Treasurer,
Vancouver, British Columbia V6C  Director
3B6, Canada
David R. Mortenson               none        2250000 90%
2400 Loop 35, #1502
Alvin TX 77511
J. P. Beehner                    none        250000  10%
8118 Colonial Village Dr Apt 203
Tampa, FL 33625
ALL EXECUTIVE OFFICERS &                     0       0%
DIRECTORS AS A GROUP (2
Individuals)

Item 5.  Directors, Executive Officers, Promoters and Control
Persons.
     The following table sets forth the name, age and position of each Director and Executive Officer of Sibun River Group, Inc.:

NAME                 AGE                   POSITION
Richard Achron       57                    President, Director
Frank Roberts        67                    Secretary,
                                           Treasurer, Director

     There are no agreements or understandings for the officer or director to resign at the request of another person and the above_named officers and directors are not acting on behalf of nor will act at the direction of any other person.
     The directors named above will serve until their successors are elected and qualified. Officers will hold their positions at the pleasure of the board of directors, absent any employment agreement. No employment agreements currently exist or are contemplated. There is no arrangement or understanding between the directors and officers of Sibun River Group, Inc. and any other person pursuant to which any director or officer was or is to be selected as a director or officer.
     The directors and officers of Sibun River Group, Inc. will devote their time to Sibun River Group, Inc.'s affairs on an "as needed" basis. As a result, the actual amount of time which they will devote to Sibun River Group's affairs is unknown and is likely to vary substantially from month to month.
     Richard A Achron became Sibun River Group, Inc.'s President in April, 2000. Mr. Achron is a self_employed businessman with over 37 years experience in the retail/wholesale and manufacturing industry. Mr. Achron has spent a number of years working for major Canadian corporations in sales, sales management and as a branch manager. These corporations included Philips Electronics, White_ Westinghouse, Canadian Admiral Corporation and Sanyo Electronics.


  He is currently owner and President of a manufacturing business located in Vancouver, BC. Amongst others, this business is a supplier to major food chains such as Canada Safeway, Overwaitea Food Group and Superstore/Loblaws. He has owned and operated this business for over 12 years.


   Frank A. Roberts became an officer and director of the Company in September 1999. After several years as a successful businessman and owner of a construction_equipment manufacturing and leasing company, in 1985, Mr. Roberts founded RSM Investor Network Inc., a consulting company providing services to existing and emerging companies, assisting in raising equity capital, management and communication. He is presently the sole owner of RSM Investor Network. Mr. Roberts is a director of several private and public companies, two of which, Paccom Ventures Inc. and Amazon Scientific Inc., are reporting companies.

  Other Blank Check Companies/Conflicts Of Interest

     Both Mr. Achron and Mr. Roberts are also involved with one other "blank check" company--a development stage company that has no specific business plan or purpose, or whose business plan is to engage in a merger or acquisition with an unidentified entity.

     Mr. Roberts and Mr. Achron are both officers and directors of AMAZON SCIENTIFIC INC. AMAZON SCIENTIFIC INC. has registered as a 1934 Act company, and will seek a business entity with which to do a business combination.

     In addition, Mr. Roberts is currently a director of Paccom Ventures, Inc. Paccom, which is a mining company, trades on the Canadian Stock Exchange under the symbol "PCV." Mr. Roberts is also a director of FAR Group Inc. which filed a Registration Statement on Form SB-2 with the Securities and Exchange Commission.

     As a result of Mr. Roberts' and Mr. Achron's involvement with another blank check company, there are potential inherent conflicts of interest in acting as an officer and director of the Sibun River Group, Inc. Insofar as Mr. Roberts and Mr. Achron are engaged in other business activities, each of them anticipates that he will devote only a minor amount of time to Sibun River Group, Inc.'s affairs. Sibun River Group, Inc. does not have a right of first refusal pertaining to opportunities that come to management's attention insofar as such opportunities may relate to Sibun River Group, Inc.'s proposed business operations.
     A conflict may arise in the event that another blank check company with which management is affiliated is formed and actively seeks a target company. The other blank check company with which management is affiliated may differ from Sibun River Group, Inc. in certain items such as place of incorporation, number of shares and shareholders, working capital, types of authorized securities, or other items.  It may be that a target
company may be more suitable for or may prefer the other blank check company with which management is affiliated, and a business combination might be negotiated on behalf of the more suitable or preferred blank check company. Mr. Roberts and Mr. Achron will be responsible for seeking, evaluating, negotiating and consummating a business combination with a target company which may result in terms providing benefits to both Mr. Roberts and Mr. Achron.


Item 6.  Executive Compensation.

     Sibun River Group, Inc.'s officers and directors do not receive any compensation for their services rendered to Sibun River Group, Inc., have not received such compensation in the past, and are not accruing any compensation pursuant to any agreement with Sibun River Group, Inc.
     The officers and directors of Sibun River Group, Inc. will not receive any finder's fee, either directly or indirectly, as a result of their efforts to implement Sibun River Group's business plan outlined herein. However, the officers and directors of Sibun River Group anticipate receiving benefits as beneficial shareholders of the Company. No retirement, pension, profit sharing, stock option or insurance programs or other similar programs have been adopted by Sibun River Group, Inc. for the benefit of its employees.
Item 7.  Certain Relationships and Related Transactions.
     No director, executive officer or nominee therefor of Sibun River Group, Inc. and no owner of five percent or more of Sibun River Group's outstanding shares or any member of their immediate family and no promoter has entered into or proposed any transaction in which the amount involved exceeds $60,000, except as discussed below. Management has not entered into nor proposed any transaction with any promoter in which the amount involved exceeds $60,000.
Item 8.  Description of Securities.
     The following description of Sibun River Group, Inc.'s capital stock is a summary of the material terms of Sibun River Group, Inc.'s capital stock. This summary is subject to and qualified in its entirety by the Company's articles of incorporation and bylaws, which are included as exhibits to the registration statement of which this prospectus forms a part, and by the applicable provisions of Nevada law.
     Sibun River Group, Inc.'s authorized capital consists of 25,000,000 shares of common stock, par value $.001 per share. Immediately prior to this offering, 2,500,000 shares were issued and outstanding. Each record holder of common stock is entitled to one vote for each share held on all matters properly submitted to the shareholders for their vote. The articles of incorporation do not permit cumulative voting for the election of directors, and shareholders do not have any preemptive rights to purchase shares in any future issuance of Sibun River Group, Inc.'s common stock.
     Because the holders of shares of Sibun River Group, Inc.'s common stock do not have cumulative voting rights, the holders of more than 50% of Sibun River Group, Inc.'s outstanding shares, voting for the election of directors, can elect all of the directors to be elected, if they so choose. In such event, the holders of the remaining shares will not be able to elect any of Sibun River Group, Inc.'s directors.
     The holders of shares of common stock are entitled to dividends, out of funds legally available therefor, when and as declared by the Board of Directors. The Board of Directors has never declared a dividend and does not anticipate declaring a dividend in the future. In the event of liquidation, dissolution or winding up of the affairs of Sibun River Group, Inc., holders are entitled to receive, ratably, the net assets of Sibun River Group, Inc. available to shareholders after payment of all creditors.

     All of the issued and outstanding shares of common stock are duly authorized, validly issued, fully paid, and non_assessable. To the extent that additional shares of Sibun River Group, Inc.'s common stock are issued, the relative interests of existing shareholders may be diluted.



PART II


Item 1.        Market Price of and Dividends on Sibun River
    Group, Inc.'s Common Equity and Other Shareholder Matters

     Market Price.
     There is no trading market for Sibun River Group, Inc.'s Common Stock at present and there has been no trading market to date. There is no assurance that a trading market will ever develop or, if such a market does develop, that it will continue. Owing to the low price of the securities, many brokerage firms may not be willing to effect transactions in the securities.
Even if a purchaser finds a broker willing to effect a transaction in Sibun's common stock, the combination of brokerage commissions, state transfer taxes, if any, and other selling costs may exceed the selling price.
     Sibun River Group, Inc. may apply for listing on the NASD OTC Bulletin Board or may offer its securities in what are commonly referred to as the "pink sheets" of the National Quotation Bureau, Inc. To qualify for listing on the NASD OTC Bulletin Board, an equity security must have one registered broker_dealer, known as the market maker, willing to list bid or sale quotations and to sponsor Sibun River Group, Inc. for listing on the Bulletin Board. The Company may be unable to find a market maker willing to sponsor Sibun River Group, Inc. If Sibun River Group, Inc. does qualify for the OTC Bulletin Board, shareholders may still find it difficult to dispose of, or to obtain accurate quotations as to the market value of, the Company's securities trading in the OTC market.
     Sibun River Group, Inc.'s securities will also be subject to Securities and Exchange Commission's "penny stock" rules. (See "Item 2, Management's Discussion and Analysis or Plan of Operations _ Outlook: Issues and Uncertainties _ Securities Regulation"). The penny stock rules may further affect the ability of owners of Sibun River Group, Inc.'s shares to sell their securities in any market that may develop for them. There may be a limited market for penny stocks, due to the regulatory burdens on broker_dealers. The market among dealers may not be active. Investors in penny stock often are unable to sell stock back to the dealer that sold them the stock. The mark ups or commissions charged by the broker_dealers may be greater than any profit a seller may make. Because of large dealer spreads, investors may be unable to sell the stock immediately back to the dealer at the same price the dealer sold the stock to the investor. In some cases, the stock may fall quickly in value. Investors may be unable to reap any profit from any sale of the stock, if they can sell it at all.
     Holders.
     As of September 30, 2000, there were 2,500,000 shares of common stock outstanding, held by two shareholders of record.
     Dividends.
     To date Sibun River Group, Inc. has not paid any dividends on its common stock and does not expect to declare or pay any dividends on such common stock in the foreseeable future.
Payment of any dividends will be dependent upon Sibun River Group, Inc.'s future earnings, if any, its financial condition, and other factors as deemed relevant by the Board of Directors.

Item 2.   Legal Proceedings.
     Sibun River Group, Inc. is not a party to any pending legal proceeding or litigation and none of its property is the subject of a pending legal proceeding. Further, the Officers and Directors know of no legal proceedings against Sibun River Group, Inc. or its property contemplated by any governmental authority.
Item 3.  Changes in and Disagreements with Accountants.

  None.




Item 4.  Recent Sales of Unregistered Securities.
     Since April, 1999 (the date of Sibun River Group, Inc.'s formation), the Company has sold its Common Stock to the persons listed in the table below in transactions summarized as follows:


Shareholder       Date      Number of      Consider-   Exemption
                            Shares         ation
David R.          4/02/99   250,000        1           2
Mortenson
Jimmy P. Beehner  4/02/99   250,000        1           2
Terry Fowler      4/28/99   200,000        $200.00     3, 4
David R.          4/28/99   200,000        $200.00     3
Mortenson
Joshua J.         4/28/99   200,000        $200.00     3, 4
Mortenson
Laurent Barbudaux 4/28/99   200,000        $200.00     3, 4
Marie M. Charles  4/28/99   200,000        $200.00     3, 4
C. E. Kaiser      4/28/99   200,000        $200.00     3, 4
Roy Donovan       4/28/99   200,000        $200.00     3, 4
Hinton, Jr
James R. Collins, 4/28/99   200,000        $200.00     3, 4
D.V.M.
Jock R. Collins,  4/28/99   200,000        $200.00     3, 4
D.V.M
Joshua D. Smetzer 4/28/99   200,000        $200.00     3, 4

________________________________________
1 Consideration consisted of pre-incorporation consulting services rendered to the Registrant related to investigating and developing the Registrant's proposed business plan and capital structure and completing the organization and incorporation of the Registrant.

2 Sale made in reliance upon exemption from registration under Rule 506 of Regulation D, and sections 3(b) and 4(2) of the Securities Act of 1933 due to the shareholders being the founders of Sibun River Group, Inc. and serving as its initial management, and the limited number of investors
     (two).

3 Sale made in reliance upon exemption from registration under Rule 504 of Regulation D and section 3(b) of the Securities Act of 1933. Sibun River Group, Inc.'s shares were valued at $0.001 per share, and they were issued to accredited investors according to an exemption from registration under Texas law that permits general solicitation and general advertising so long as sales are made only to accredited investors. Texas law defines "accredited investor" as a natural person whose individual net worth, or joint net worth with the person's spouse, at the time of purchase exceeds $1 million, or whose income during the past two years exceeds $200,000 individually or $300,000 jointly with spouse and who expects to continue the same income level in the current year. No general solicitation or advertising was made. If the exemption under Rule 504 of Regulation D is not available, the Company believes that the issuance was also exempt under Rule 506 of Regulation D and Sections 3(b) and 4(2) under the Securities Act of 1933 due to limiting the manner of the offering, promptly filing notices of sales, and limiting the issuance of shares to a small number of accredited investors (ten).

4 Subsequent to the issue of the 2,000,000 shares referenced in Note 3 and the loss of the license rights for which these shares had been issued in December 1999, in February 2000, David R. Mortenson purchased 1,800,000 of these shares from the other nine investors for the purchase price of $0.001 per share. As a result of this purchase, current share ownership is as below:

     Shareholder                 Number of Shares
     David R. Mortenson          2,250,000
     J. P. Beehner               250,000


     Reports to Stockholders
     Sibun River Group, Inc. plans to furnish its stockholders with an annual report for each fiscal year containing financial statements audited by its independent certified public accountants. Additionally, Sibun River Group, Inc. may, in its sole discretion, issue unaudited quarterly or other interim reports to its stockholders when it deems appropriate. Sibun River Group, Inc. will be a reporting company under Section 12g of the Securities and Exchange Act of 1934, and as such will be required to file quarterly and annual reports and proxy statements. Any document Sibun River Group, Inc. files may be read and copied at the Commission's Public Reference Room located at 450 Fifth Street NW, Washington D.C. 20549, and the public reference rooms in New York, New York, and Chicago, Illinois. Please call the Commission at 1_800_SEC_0330 for further information about the public reference rooms. Sibun River Group Inc.'s filings with the Commission are also available to the public from the Commission's website at http://www.sec.gov.
Item 5.  Indemnification of Directors and Officers.

     In accordance with Nevada law, Sibun River Group, Inc.'s Articles of Incorporation, filed as Exhibit 2.1, provide that Sibun River Group, Inc. may indemnify a person who is a party or threatened to be made a party to an action, suit or proceeding by reason of the fact that he or she is an officer, director, employee or agent of the Company, against such person's costs and expenses incurred in connection with such action so long as he or she has acted in good faith and in a manner which he or she reasonably believed to be in, or not opposed to, the best interests of Sibun River Group, Inc., and, in the case of criminal actions, had no reasonable cause to believe his or her conduct was unlawful. Nevada law requires a corporation to indemnify any such person who is successful on the merits or defense of such action against costs and expenses actually and reasonably incurred in connection with the action.



     The bylaws of Sibun River Group, Inc., filed as Exhibit 2.2, provide that Sibun River Group, Inc. will indemnify its officers and directors for costs and expenses incurred in connection with the defense of actions, suits, or proceedings against them on account of their being or having been directors or officers of Sibun River Group, Inc., absent a finding of negligence or misconduct in office. the Company's Bylaws also permit Sibun River Group, Inc. to maintain insurance on behalf of its officers, directors, employees and agents against any liability asserted against and incurred by that person whether or not Sibun River Group, Inc. has the power to indemnify such person against liability for any of those acts.

     Conflicts of Interest

     The officers and directors of Sibun River Group, Inc. will not devote more than a portion of their time to the affairs of Sibun River Group, Inc. There will be occasions when the time requirements of the Company's business conflict with the demands of their other business and investment activities. Such conflicts may require that Sibun River Group, Inc. attempt to employ additional personnel. There is no assurance that the services of such persons will be available or that they can be obtained upon terms favorable to Sibun River Group, Inc.

     There are no binding guidelines or procedures for resolving potential conflicts of interest. Failure by management to resolve conflicts of interest in favor of Sibun River Group, Inc. could result in liability of management to Sibun River Group, Inc. However, any attempt by shareholders to enforce a liability of management to Sibun River Group, Inc. would most likely be prohibitively expensive and time consuming.

                 CONSENT OF INDEPENDENT AUDITORS

We consent to the reference to our firm under the captions "Accountants On Accounting And Financial Disclosure" and "Interests Of Named Experts And Counsel" and to the use of our report dated June 13, 2000 in the Registration Statement Amendment No. 1 to Form 10-SB and related Prospectus of Sibun River Group, Inc. for the registration of shares of its common stock.


Vancouver, Canada
January 26, 2001

Elliott, Tulk, Pryce, Anderson
CHARTERED ACCOUNTANTS

"Elliott Tulk Pryce Anderson"

Elliott, Tulk, Pryce, Anderson

















Sibun River Group, Inc.
(A Development Stage Company)


                                                            Index

Independent Auditors' Report                                  F-1

Balance Sheets                                                F-2

Statements of Operations                                      F-3

Statements of Cash Flows                                      F-4

Statement of Stockholders' Equity                             F-5

Notes to the Financial Statements                      F-6 to F-7









                  Independent Auditors' Report


To the Board of Directors
Sibun River Group, Inc.
(A Development Stage Company)


We have audited the accompanying balance sheets of Sibun River Group, Inc. (A Development Stage Company) as of April 30, 2000 and 1999 and the related statements of operations, stockholders' equity and cash flows for the period from April 5, 1999 (Date of Inception) to April 30, 2000 and the statements of operations and cash flows for the period from April 5, 1999 (Date of Inception) to April 30, 1999 and the year ended April 30, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the aforementioned financial statements present fairly, in all material respects, the financial position of Sibun River Group, Inc. (A Development Stage Company), as of April 30, 2000 and 1999, and the results of its operations and cash flows for the period from April 5, 1999 (Date of Inception) to April 30, 2000 and the period from April 5, 1999 (Date of Inception) to April 30, 1999 and the year ended April 30, 2000, in conformity with U.S. generally accepted accounting principles.

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. As discussed in
Note 1 to the financial statements, the Company has not generated any revenues or conducted any operations since inception. These factors raise substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also discussed in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.


                              "Elliott, Tulk, Pryce, Anderson"


                                        CHARTERED ACCOUNTANTS
Vancouver, Canada
June 13, 2000
Sibun River Group, Inc.
(A Development Stage Company)
Balance Sheets




                                                October 31,April 30,
                                                    2000    2000
                                                     $       $
                                                (unaudited)(audited)

                             Assets
 License (Note 3)
                                                     -       -


              Liabilities and Stockholders' Equity
Current Liabilities                                  -       -


Contingent Liability (Note 1)

Stockholders' Equity
Common Stock, 25,000,000 shares authorized
with a par value  of $.001; 2,500,000 shares
issued and outstanding                              2,543   2,543

Deficit Accumulated During the
Development  Stage                                 (2,543) (2,543)


                                                      -        -

                                                      -        -

Sibun River Group, Inc.
(A Development Stage Company)
Statements of Operations




                           From April 5,1999   For the           For the
                          (Date of Inception)  six months ended  year ended
                          to October 31, 2000  October 31, 2000  April 30,
                                                                 2000
                                   $            $                   $
                              (unaudited)     (unaudited)        (audited)

Revenues                            -             -                 -

Expenses
Amortization of license         1,333             -               1,333
License written-off               667             -                 667
Organization expenses             543             -                 -

                                2,543             -               2,000

   Net Loss                    (2,543)            -              (2,000)


   Net Loss Per Share                             -               (.001)


Weighted Average Shares
Outstanding                                  2500000            2500000






Sibun River Group, Inc.
(A Development Stage Company)
Statements of Cash Flows




                           From April 5,1999       For the      For the
                          (Date of Inception) six months ended  year ended
                          to October 31,2000  October 31,2000   April 30,
                                                                   2000
                                   $                 $              $
                              (unaudited)       (unaudited)      (audited)

Cash Flows to Operating Activities
 Net loss                        (2,543)             -            (2,000)
 Non-cash items
Organization costs paid by
a director                          543              -               -
Amortization of license           1,333              -             1,333
License  written-off                667              -               667

Net Cash Used by
Operating Activities                 -               -               -

Change in cash                       -               -               -
Cash - beginning of year             -               -               -

Cash - end of year                   -               -               -

Non-Cash Financing Activities
A total of 500,000 shares were
issued at a fair market value
of $0.001 per share for
organization  costs                 500              -               -
 A total of 2,000,000 shares were
issued at a fair market value of
$0.001 per share for the
acquisition of a License (Note3)  2,000              -               -
Organization costs paid for by
a director for no consideration
treated as additional
 paid in capital                     43              -               -

                                  2,543              -               -

Supplemental Disclosures
  Interest paid                      -               -               -
  Income tax paid                    -               -               -



Sibun River Group, Inc.
(A Development Stage Company)
Statement of Stockholders' Equity




                                                     Deficit
                                                     Accumulated
                                                     During the
                                     Common Stock    Development
                                    Shares  Amount   Stage
                                      #       $          $

Balance - April 5, 1999
(Date of Inception)                   -       -          -
Stock issued for $500 of
organizational expenses           500,000    500         -
Additional paid in capital for
organizational expenses incurred
by a director on behalf of the
Company                               -       43         -
Stock issued for "The
Biocatalyst License" at a fair
market value of $0.001 per share  2000000   2,000        -
Net loss for the period                                (543)

Balance - April 30, 1999          2500000   2,543      (543)
Net loss for the year                 -       -      (2,000)

Balance - April 30,
2000 (audited)                    2500000   2,543    (2,543)
Net loss for the period               -       -          -

Balance - October 31,
2000      (unaudited)             2500000   2,543    (2,543)

Sibun River Group, Inc.
(A Development Stage Company)
Notes to the Financial Statements



1.Development Stage Company
  Sibun River Group, Inc. herein (the "Company") was incorporated in the State of Nevada, U.S.A. on April 5, 1999. The Company acquired a license to market and distribute a product. As discussed in Note 3, this license is in jeopardy and the Company has retained the right to sue the vendor.
  The Company's new business plan is as a "blank check" company. Under the Securities Act of 1933, a blank check company is defined as a development stage company that has no specific business plan or purpose or has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies and is issuing "penny stock" securities.
  In a development stage company, management devotes most of its activities in investigating business opportunities. Planned principal activities have not yet begun. The ability of the Company to emerge from the development stage with respect to any planned principal business activity is dependent upon its successful efforts to raise additional equity financing and find an appropriate merger candidate. There is no guarantee that Sibun will be able to raise any equity financing or find an appropriate merger candidate. There is substantial doubt regarding the Company's ability to continue as a going concern.


2.Summary of Significant Accounting Policies
(a)  Year end
     The Company's fiscal year end is April 30.
     (b)  Licenses
     Costs to acquire licenses are capitalized as incurred. These costs will be amortized on a straight-line basis over their remaining estimated useful lives.
(c)  Cash and Cash Equivalents
     The Company considers all highly liquid instruments with a maturity of three months or less at the time of issuance to be cash equivalents.
(d)  Use of Estimates
     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the periods. Actual results could differ from those estimates.


3.License
  The Company's only asset is a license to distribute and produce an oxygen enriched water product, called "Biocatalyst," for remediation of feed lot waste including remediation of waste water and containment ponds, and the rights accruing from this license. The Company's original business plan was to determine the feasibility of the Biocatalyst waste remediation application, and, if Biocatalyst proved to be feasible for this application, become a Biocatalyst producer. The Company acquired the three-year license from Mortenson & Associates on April 5, 1999 by issuing 2,000,000 shares at a fair market value of $.001 or $2,000. The general partner of Mortenson & Associates was also a former director and officer of the Company. Mortenson & Associates acquired its right to sublicense Biocatalyst to the Company from NW Technologies.
3.License (continued)
  The Company filed a Form S-1 Registration Statement with the SEC on August 10, 1999, which was subsequently amended but never declared effective. In December, 1999, David R. Mortenson, Mortenson & Associates' principal, notified the Company that he was involved in a legal dispute with NW Technologies, and would be unable to fulfill his obligations under the license to the Company. As a result, the Company's ability to implement its business plan was seriously undermined, and on February 15, 2000, the Company requested withdrawal of its Form S-1 Registration Statement.

                                                October 31,April30,
                                                    2000    2000
                                                     $       $
                                                (unaudited)(audited)
 License
    Cost                                          2,000      2,000
    Less accumulated amortization                (1,333)    (1,333)
    Less amount written-off                        (667)      (667)
                                                      -          -



4. Related Party Transactions
 The License referred to in Note 3 was sold to the Company by a partnership whose general manager was the former President of the Company and a director for consideration of 2,000,000 shares for total fair market consideration of $2,000. These shares were paid evenly to the ten partners.
 A total of 500,000 shares were issued to the former directors of the Company at a fair market value of $.001 per share for organization costs.


                 PART III




Item 1.  Index to Exhibits

Exhibit
Number    Name

2.1            Articles of Incorporation (previously filed)

2.2            Bylaws (previously filed)

3.1            Specimen Share Certificate for Common Stock

27.1           Financial Data Schedule


SIGNATURES

In accordance with Section 12 of the Securities Exchange Act of
1934, the Registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

Sibun River Group, Inc.



                     /s/ Richard Achron   January 23, 2001
                    Richard Achron,
                    President and Director         (Date)